UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Leben & Cerne Corporation (d/b/a Xrossworld AI)

Legal status of Issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 29, 2018

Physical Address of Issuer:

800 Oneonta Drive, Los Angeles, CA 90065

Website of Issuer:

https://xrossworld.ai

Is there a Co-Issuer?

<u>X</u> Yes   __ No

Name of Co-Issuer

Fundify Xrossworld AI CFV I, LLC

Legal Status of Co-Issuer

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      June 10, 2026

Physical Address of Co-Issuer

800 Oneonta Drive, Los Angeles, CA 90065

Website of Co- Issuer

None

Name of Intermediary through which the Offering will be Conducted:

Fundify Portal LLC

CIK Number of Intermediary:

0001788777

SEC File Number of Intermediary:

7-216

CRD Number of Intermediary:

306519

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

In connection with this Offering, the Company shall pay a fee to Fundify Portal LLC equal to eight and one-half percent (8.5%) of the gross dollar amount raised through Fundify Portal LLC's platform up to $350,000 and four percent (4.0%) over $350,000.

Any other direct or indirect interest in the Company held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary does not own any direct or indirect interest in the Company and there is no arrangement for the Intermediary to acquire such an interest, except as stated above.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:

☑ Yes   ☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion.

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

June 10, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

1 full-time employee (founder) plus fractional team members.

	Most Recent Fiscal Year-End December 31, 2025	**Prior Fiscal Year-End December 31, 2024**

Total Assets	$57,702	$404,276
Cash & Cash Equivalents	$26,769	$58,543
Accounts Receivable	$3,750	$17,400
Short-Term Debt	$506,502	$440,715
Long-Term Debt	$437,987	$409,333
Revenues/Sales	$133,301	$162,501
Cost of Goods Sold	($28,308)	($99,382)
Taxes Paid	$0	$0
Net Income/(Loss)	($516,034)	($302,255)

Exhibit D, attached hereto and made a part hereof, includes the reviewed financials for the Company for the periods shown above.

The jurisdictions in which the Issuer intends to offer the securities:

All states and territories of the United States where permitted under applicable law.

LEBEN & CERNE CORPORATION (dba Xrossworld AI)

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING ("REGULATION CF"). PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than Fundify Portal LLC (the "Intermediary") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "Investors" or "you". The Company is referred to herein as the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Capitalized terms not defined herein shall have the meanings ascribed to them under Exhibit A.

FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE COMPANY

Leben & Cerne Corporation (the "Company"), doing business as Xrossworld AI, is a Delaware corporation formed on January 29, 2018. Its principal place of business is 800 Oneonta Drive, Los Angeles, CA 90065. Its website is https://xrossworld.ai (the "Website").

The Company operates an AI-native software platform designed to standardize influencer campaign infrastructure—referred to internally as programmatic ad-tech for the creator economy. The platform provides pricing analysis, campaign execution tracking, performance reporting, and integrated payment processing within a unified workflow.

MANAGEMENT

The Company's board of directors (the "Board") and the officers appointed by the Board (each an "Officer") are listed below.

The Board consists of the following members:

- Julio Cerne Chaves

The Officer of the Company is:

- Julio Cerne Chaves, Founder & Chief Executive Officer ("CEO"). Mr. Cerne Chaves founded Xrossworld AI after more than 20 years as a serial entrepreneur with multiple bootstrapped exits. After executing over 1,500 influencer campaigns firsthand, he identified the operational inefficiencies, pricing opacity, fragmented workflows, and payment infrastructure gaps that Xrossworld AI is designed to solve. He leads company strategy, product development, enterprise partnerships, fundraising, and platform growth

Fractional Team Members:

- Jascha Rynek — CTO & AI Infrastructure: Original Xrossworld co-founder and senior software engineer with 20+ years of experience spanning systems programming, machine learning, data infrastructure, product engineering, and scalable software architecture. Formerly Senior Software Engineer at Boxador and Acting CTO at Leben & Cerne Corporation (Xrossworld). Led development of scalable, data-driven systems and AI-enabled infrastructure across multiple ventures.

- Ted Hsieh - Operations and Customer Success 20+ years operating and scaling technology and infrastructure businesses. Experienced operator and investor supporting operational scale, customer success, and strategic growth initiatives

- Tom Kelly - Strategic Advisor & Revenue Operations: Former executive at The Trade Desk, AOL, and Advertising.com with deep expertise in enterprise sales, programmatic advertising, revenue operations, and organizational scaling. Led revenue growth initiatives from approximately $100M to multi-billion-dollar scale businesses across AdTech and media infrastructure companies.

- Marlen Lopez - Creator Management & Client Success: Supports creator operations, campaign coordination, customer success, and execution workflows across enterprise partnerships.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Description of the Business

Xrossworld AI is building programmatic infrastructure for the creator economy. The Company's AI-native platform is designed to be the transaction and operations layer for influencer media—standardizing how agencies and brands buy, measure, and pay for creator-led campaigns.

Global influencer marketing spend reached an estimated $32+ billion in 2025 and continues to grow as brands allocate larger portions of their digital budgets to creator-led campaigns[1]. Despite this growth, pricing, campaign execution, performance measurement, and payment workflows are often managed through manual or fragmented systems. This lack of standardized infrastructure creates inefficiencies in media planning, inconsistent pricing benchmarks, and operational complexity for agencies, brands, and creators.

As of Q1 2026, the platform has processed approximately $972K in gross transaction value, run 41 enterprise campaigns, onboarded approximately 4,000 creators, and secured a signed enterprise agreement valued at approximately $5M in projected influencer media spend.

[1] SNSInsider, Creator Economy Market (published Sept 2025)

Business Plan

The Company's platform provides the following core functions:

- AI Pricing Engine — Normalizes creator rates, benchmarks fair market value pricing, and predicts ROI across influencer groups using campaign and pricing data.
- Automated Payments — Instant payouts, escrow management, contract execution, and tax verification for creators.
- Verification Stack — Validates content delivery and brand safety compliance before funds are released.
- Creator Indexing Engine — Benchmarks 450M+ influencers via partner APIs, normalizing engagement, impressions, and pricing across platforms.

The Company's Products and/or Services

The Company provides an integrated software platform that enables advertising agencies and brands to manage influencer media campaigns with greater operational structure and data consistency. Key platform components include:

- AI-powered influencer discovery and pricing intelligence
- Campaign workflow management
- Creator onboarding infrastructure
- AI-assisted content scanning
- Performance verification and analytics
- Platform-enabled payment orchestration

Market

Global influencer marketing spend exceeded $32 billion in 2025, growing more than 30% year-over-year. The broader creator economy represents over $200 billion in annual global spend[1]. Many brands now allocate 20–30% or more of their total digital budgets to influencer media, with some top spenders exceeding 40%[2]. Up to 60% of marketing professionals identify ROI measurement as their primary challenge in influencer marketing[3]. There are more than 207 million influencers across the globe[1], with no standardized pricing benchmarks, no programmatic infrastructure, and no performance verification standard.

Unlike digital advertising (dominated by Google Ads, Meta Ads, The Trade Desk, DoubleVerify) and traditional media (dominated by Nielsen, Comscore, Kantar), the creator economy has no established programmatic infrastructure or market authority. Xrossworld is positioned to fill this gap.

[1] SNSInsider, Creator Economy Market (published Sept 2025)

[2] Statista, Global Influencer Marketing Value 2015-2025 (published Nov 2025)

[3] Archive.com, Influencer Marketing HUB Benchmark Report (Jan 2026)

Competition

The Company competes with companies operating in adjacent categories, including:

- Influencer marketing platforms (e.g., CreatorIQ, Tagger, Aspire) focused on campaign management or marketplace matching rather than standardized pricing and payment infrastructure.
- Creator marketplaces — focused on individual transactions without workflow standardization.

- Influencer agencies and managed-service firms — high-touch but manual, with limited scalability.
- Internal brand marketing teams — using spreadsheets and manual invoice processing.

The Company believes its unique positioning as infrastructure software—rather than a talent agency, marketplace, or campaign management tool—provides a differentiated approach to the market.

Intellectual Property

The Company owns its proprietary platform software, AI models, pricing engine, algorithms, and related technology. The Company also owns its brand and related intellectual property. No patents have been filed. The Company relies on trade secrets, proprietary software, and contractual protections.

Governmental/Regulatory Approval and Compliance

The Company does not currently require any specific industry licenses to operate its core software platform. The Company utilizes third-party regulated financial service providers, including Stripe and Stripe Connect, to facilitate payment processing and related financial transactions. The Company is subject to applicable federal, state, and international laws and regulations, including advertising disclosure requirements, data privacy laws, tax reporting obligations, and consumer protection regulations.

Litigation

The Company is not subject to any current litigation or threatened litigation. No officers, directors, or control persons have been subject to any bankruptcy, criminal convictions, or securities violations.

THE OFFERING AND SECURITIES

Overview

The Company is offering a minimum amount equal to the Target Offering Amount and up to a maximum amount equal to the Maximum Offering Amount of the Securities on a best-efforts basis as described in this Form C (this "Offering"), subject to the Minimum Individual Purchase and the Maximum Individual Purchase Amount. The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. The Company must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Investor funds will be held in escrow with the Escrow Facilitator, a qualified third-party Escrow Facilitator meeting the requirements of Regulation CF until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least forty-eight (48) hours prior to the Offering Deadline or an intermediate close, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the Offering Deadline, the funds will be released to the Company and the Investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Crowdfunding Vehicle

The investment will be made through the Crowdfunding Vehicle, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9, promulgated thereunder, and not direct equity interests in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. This structure creates an additional layer between Investors and the Company, and Investors' rights will be governed by the Crowdfunding Vehicle's operating agreement rather than by direct equity holder rights. The Crowdfunding Vehicle is managed by the Administrator, an affiliate of the Intermediary. The Crowdfunding Vehicle was organized for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding Vehicle will allow Investors to achieve the same economic exposure, voting power, and information rights in the Securities, as if they had invested directly with the Company. If the Crowdfunding Vehicle fails to properly administer its affairs, or if disputes arise regarding the Crowdfunding Vehicle's governance, Investors' interests could be adversely affected.

The Deal Page

A description of our products, services, and business plan can be found on the Company's page on the Intermediary's website (the "Deal Page"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the new Offering Deadline must be twenty-one (21) days after the time the Offering opened and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investor Limitations

Under Regulation CF, Investors are limited in how much they can invest in all crowdfunding offerings during any twelve (12) month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501(a) of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

You should review this Form C, the Company's Formation Document (Exhibit E), the Company's Bylaws (Exhibit F), the Crowdfunding Vehicle's limited liability company agreement (Exhibit G), the Crowdfunding Vehicle subscription agreement (Exhibit H), and the Primary Issuer SAFE between the Company and the Crowdfunding Vehicle (Exhibit I, and collectively with the foregoing, the "Governing Agreements"), in conjunction with the following summary. All statements in this section are qualified in their entirety with reference to the Governing

Agreements.

Price

The Securities are being offered pursuant to the terms of the SAFE. The Investor will receive a SAFE with a purchase amount equal to the amount invested, subject to conversion at the Pre-Money Valuation Cap of $12,000,000.

The Securities Are Not Direct Equity Securities in the Company

The Securities are Membership Units in the Crowdfunding Vehicle and are not direct equity securities in the Company. Additionally, the Company Securities to be acquired and held by the Crowdfunding Vehicle are SAFEs and do not represent current equity interests in the Company, providing only the right to receive equity upon the occurrence of a qualified event, which may or may not occur.

Voting and Control

The Securities are Membership Units in the Crowdfunding Vehicle and are not equity securities in the Company. Additionally, the Company Securities to be acquired and held by the Crowdfunding Vehicle are not currently equity interests in the Company and only provide the right to receive equity upon the occurrence of a qualified event, which may or may not occur.

Dividends and/or Distributions

The Securities do not have the right to share in dividends and other distributions.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

Rights and Preferences

The Securities do not have any special rights, preferences, or privileges other than those set forth in the Governing Agreements. The Company reserves the right to amend any Governing Agreement in the manner prescribed by statute, which may adversely affect the rights of holders of Securities, subject to applicable law.

Investor Rights

The Crowdfunding Vehicle's acquisition of the Company Securities is governed by the primary Issuer SAFE (Exhibit I), which provides the Crowdfunding Vehicle with additional rights including pro rata rights and tag-along rights. These rights are held by the Crowdfunding Vehicle as the legal owner of the Company Securities and are exercised by the Administrator in its capacity as Manager. In addition the Issuer has provided the following rights to the Administrator as Manager of the Crowdfunding Vehicle: board observer rights, information rights, and notice of material events.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred or resold by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred to the Company, to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, as part of an offering registered with the SEC (a "Public Listing"), or to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances (collectively, an "Eligible Transferee"). "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships.

Each Investor should be aware that although the Securities may legally be able to be transferred to an Eligible Transferee, there is no guarantee that an Eligible Transferee will be willing to purchase them. Further, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to a Public Listing or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a Public Listing is not necessary to effect such transfer. Furthermore, upon the event of a Public Listing, the Securities will be subject to a lock-up period (for which the Company's officers may execute documents on behalf of the Investors) and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Company or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of Investors through the recordkeeping by the Crowdfunding Vehicle.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Securities in any manner.

Modification of Securities

The terms of the Securities may be modified by the Company and holders of a majority of the voting shares of the Company's Capital Stock then issued and outstanding.

Description of the Company Securities (SAFE Conversion)

With respect to the Company Securities, upon the occurrence of a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation (an "Equity Financing"), the Company Securities will automatically convert into the greater of (1) the number of shares of preferred stock equal to the purchase amount divided by the quotient of the (x) the pre-money valuation cap (i.e., $12,000,000); and (y) the company capitalization (i.e., the Capital Stock of the Company on a fully-diluted basis); and (2) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price (i.e., the pre-money valuation cap divided by the company capitalization). There is no discount rate applicable to this SAFE.

Upon the occurrence of a change of control, direct listing, or an initial public offering prior to the termination of the Company Securities (a "Liquidity Event"), the Company Securities will automatically entitle the holder to receive a portion of proceeds due and payable to the holder immediately prior to, or concurrent with, the consummation of such Liquidity Event equal to the greater of (1) the purchase amount; or (2) the amount payable on the number of shares of common stock equal to the purchase amount divided by the Liquidity Price (as defined in the Safe).

In the event there is a Dissolution Event (as defined in the SAFE) before the termination of the SAFE, the holder shall automatically be entitled to receive a portion of the proceeds equal to the Cash-Out Amount (i.e., the purchase amount as defined in the SAFE), subject to the liquidation priority described below and in the SAFE.

In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the holder and such other Safes and/or preferred stock, the applicable proceeds will be distributed pro rata to the holder and such other Safes and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for common stock.

This Company Securities will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Company Securities) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the holder pursuant to the automatic conversion of the Company Securities; or (ii) the payment, or setting aside for payment, of amounts due a Liquidity Event or a Dissolution Event.

OWNERSHIP, CAPITAL STRUCTURE, AND DEBT

Capitalization and Outstanding Capital Stock

The Company's authorized Capital Stock consists of 20,000,000 shares of Common Stock. As of April 7th, 2026, 15,311,877 shares of Common Stock are issued and outstanding on a fully diluted basis (before this Offering), with 4,688,123 reserved and available for future issuance.

Pursuant to a Services Agreement dated March 16, 2026, the Company has agreed to pay Fundify Services LLC a fee equal to 1% of the Company's Fully Diluted Capitalization, payable in cash, equity, or a combination thereof, in connection with business consulting and advisory services. The specific form and amount of this payment has not yet been determined as of the date of this Form C.

Prior Offerings of Securities

Since inception, the Company has raised an aggregate of approximately $540,000 through a combination of convertible promissory notes and SAFEs.

- Convertible Promissory Notes totaling $245,000 were issued between 2018 and 2021 with a $5,000,000 valuation cap, 20% discount, and 4% annual interest rate.

- SAFEs totaling $295,000 were issued between 2021 and 2025 at valuation caps ranging from $3,500,000 to $7,500,000 (post-money), with certain early SAFEs including a 10% discount.

The proceeds were used primarily for product development, platform infrastructure, legal and compliance expenses, and early customer acquisition.

Additionally, the Company's founder previously participated in Company financing through a $100,000 convertible promissory note issued in 2018 on substantially similar terms as other early investors. The note remains outstanding and will convert upon a qualifying priced equity financing.

Outstanding Debt

The Company has outstanding convertible promissory notes and SAFEs as described above. The Company does not have significant non-convertible debt outstanding.

Ownership

Name	Number of Shares / Class	Fully Diluted Ownership
Julio Cerne Chaves	9,440,124 shares of Common Stock	~65%
Joshua Yan-Lun Lee	2,250,000 shares of Common Stock	15%
Michael An Fong Hsieh	750,000 shares of Common Stock	5%
Brian Lenz	518,438 shares of Common Stock	3.46%
Rebecca Borrego	375,000 shares of Common Stock	2.5%
Other holders	Remaining common shares	~9%

The above table reflects the cap table as of April 7,2026 as generated by Carta. Additional convertible securities (SAFEs and convertible notes totaling approximately $540,000) are outstanding and will convert into equity upon a qualifying financing.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

The Company currently has approximately six months of operating runway based on current burn rate. Management is actively managing expenses and revenue growth initiatives.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations and if we are unsuccessful with this Offering, and ongoing efforts to earn sales revenue, we may not be able to continue to operate and will have to liquidate. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds," which is an indispensable element of our business strategy.

Revenues

The Company generated approximately $133,301 in estimated revenue for fiscal year 2025. This revenue was earned through transaction fees on approximately $972,000 in gross transaction value processed through the platform since the beta launch in July 2025. 2024 Fiscal Year had estimated revenue at $162,501. Prior fiscal years reflected $0 in revenue as the platform was in development.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future beyond platform development and operating infrastructure.

COMMISSION AND FEES

Cash Commission

The Company will compensate the Intermediary as follows:

- The Intermediary will receive a commission (the "Success Fee") equal to eight and one-half percent (8.5%) of the gross amount raised through the Intermediary's platform on the first $350,000, and four percent (4.0%) on any gross amount raised in excess of $350,000.
- The Company will reimburse the Intermediary fees for certain expenses related to the Offering.

USE OF PROCEEDS

The following table illustrates how the Company expects to use the proceeds received from this Offering. The table does not include payments to financial and legal service providers and escrow-related fees, all of which were paid from other funds before the Offering began.

Use of Proceeds	% if Target	$ if Target ($100K)	% if Max ($1,235K)	$ if Max
Intermediary Fee	8.5%	$8,500	4%-8.5%*	$65,150
Data & AI Infrastructure	50%	$50,000	35%	$432,250
Agency Distribution & Commercial Activation	15%	$15,000	30%	$370,500
Platform Operations & Campaign Execution	25%	$25,000	20%	$247,000
Working Capital & General Corporate Purposes	1.5%	$1,500	6.5%	$120,100
TOTAL	**100%**	**$100,000**	**100%**	**$1,235,000**

* The Intermediary will receive a commission (the "Success Fee") equal to eight and one-half percent (8.5%) of the gross amount raised through the Intermediary's platform on the first $350,000, and four percent (4.0%) on any gross amount raised in excess of $350,000.

The amount reflected as the "Intermediary Fee" represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing fees payable to the Intermediary.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs or general working capital requirements, or the Company's Board may pursue an alternative strategy, which would impact the allocations set forth above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

As of the date of this Form C, the Company has entered into standard founder compensation and equity arrangements in the ordinary course of business. The founder currently receives limited cash compensation as an independent contractor for services provided to the Company.

The founder previously participated in Company financing through a $100,000 convertible promissory note issued in 2018 on substantially similar terms as other early investors. The note remains outstanding and will convert in accordance with its terms upon a qualifying priced equity financing.

No other material related-party transactions have occurred.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are true in connection with this Offering. Specifically, the Company:

(1) Is organized under, and subject to, the laws of the State of Formation;
(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding Vehicle, nor any of their respective control persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws or any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than one hundred twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Website.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

To the extent required, the Company will file a Form C-U with the SEC to disclose its progress towards meeting the target offering amount, as required by Rule 203(a) of Regulation CF. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the target offering amount.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section, the additional risks described in Exhibit B, and other factors set forth in this Form C. The risks described below are not intended to be an exhaustive list of all risks associated with an investment in the Company or the Securities being offered. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also adversely affect the Company's business, financial condition, results of operations, and prospects.

Risks Related to the Company and its Business

The Company has a limited operating history.

The Company was formed on January 29, 2018, and has a limited operating history upon which prospective Investors can evaluate its performance or prospects. Since its formation, the Company has not achieved profitability, and there can be no assurance that it will achieve or sustain profitability in the future. The Company's limited operating history makes it difficult to evaluate the viability of its business model and the reliability of its financial projections. Many early-stage companies fail to achieve profitability despite initial indications of market traction, and Investors should consider the Company's prospects in light of the risks, expenses, and challenges frequently encountered by companies at a similar stage of development.

The Company may never generate sufficient revenue to sustain operations.

There is no guarantee that the Company will generate revenue sufficient to cover its operating costs, fund future growth, or provide a return to Investors. Early-stage companies often experience delays in product development, slower-than-anticipated customer adoption, and unforeseen expenses that can deplete available capital more quickly than projected. If the Company's revenue does not grow at anticipated rates, the Company may be forced to limit its operations or cease doing business entirely, which could result in a total loss of an Investor's investment.

The Company will likely need additional capital, which may not be available on favorable terms, if at all.

The amount of capital the Company is seeking to raise in this Offering may not be sufficient to sustain operations or fully execute its business plan. The Company may need to raise additional capital in the future through equity offerings, debt financings, or other means. There is no assurance that additional capital will be available when needed, or that it will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing, it may be forced to delay, scale back, or eliminate certain planned activities, or to cease operations entirely.

Any additional equity financing may result in dilution to existing Investors, and any additional debt financing may impose restrictive covenants on the Company's operations.

The Company's financial projections and forward-looking statements may prove inaccurate.

Any financial projections, forecasts, or forward-looking statements contained in this Form C or the Deal Page are based on assumptions that may prove to be materially inaccurate. Actual results may differ substantially from projected results due to factors including, but not limited to, changes in market conditions, unanticipated expenses, competitive pressures, regulatory developments, and the Company's inability to execute its business plan as anticipated. Investors should not place undue reliance on any forward-looking statements and should independently evaluate the reasonableness of the Company's assumptions.

The Company is an early-stage business with limited revenue.

Although the Company has entered into commercial agreements and developed its platform infrastructure, it has not yet demonstrated sustained profitability. The Company's business model depends on increasing Gross Merchandise Value (GMV) processed through its platform, and there can be no assurance that committed commercial contracts will convert into realized transaction volume.

We depend on third-party platforms and technology integrations.

The Company's go-to-market strategy relies on integrations with social media networks, payment processors (Stripe, Stripe Connect), and partner APIs for creator indexing. If these third parties change, restrict, or terminate their APIs, monetization policies, or service agreements, the Company's ability to acquire and serve customers could be materially impaired. The Company has no control over the business decisions, technical infrastructure, or strategic direction of these third-party platforms, and any adverse changes could disrupt the Company's operations.

We are dependent on our founder and key management personnel.

The Company is highly dependent on the continued services of its founder, Julio Cerne Chaves, and key management personnel. The loss of the Chief Executive Officer or other key individuals could materially and adversely affect the Company's operations, strategic direction, and ability to execute its business plan. The Company does not currently maintain key person insurance on its founder.

The Company operates in a highly competitive market.

The influencer marketing, advertising technology, and fintech-enabled marketplace sectors are highly competitive and rapidly evolving. Competitors include established influencer marketing platforms, advertising agencies, social media platforms, and technology companies with significantly greater financial, technical, and marketing resources than the Company. Smaller or early-stage companies may also prove to be significant competitors. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company, which would adversely affect its competitive position and its ability to generate meaningful revenues.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing and new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Information posted on social media platforms and similar channels may be adverse to our interests or inaccurate, each of which may harm our performance, prospects, or business without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive or confidential data relating to our operations and creators. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulatory environment that is subject to change. Federal, state, and local governments may enact new laws or regulations, or interpret or enforce existing laws and regulations in new ways, that could affect the Company's operations, increase its compliance costs, or otherwise adversely affect its business, financial condition, or results of operations. In particular, changes to securities laws, tax laws, employment laws, data privacy regulations, payment processing regulations, advertising disclosure requirements, or industry-specific regulations could impose additional burdens on the Company.

The Company's business model is dependent on the growth and stability of the creator economy.

Reductions in influencer marketing spend, changes in advertiser budgets, or shifts in consumer behavior could negatively impact GMV processed through the platform. The Company relies on third-party social media platforms for access to creators, campaign distribution, and data inputs. Changes in platform algorithms, API access, or monetization policies could materially impact the Company's ability to operate effectively.

A portion of the Company's anticipated GMV may be derived from a limited number of relationships.

A portion of the Company's anticipated GMV may be derived from a limited number of agency relationships or commercial contracts. If such relationships are delayed, reduced, or terminated, realized GMV may be materially lower than anticipated.

The Company's AI-driven tools depend on the quality and volume of transaction data.

The Company's AI-driven pricing and campaign optimization tools depend on the quality and volume of transaction data processed through the platform. If GMV throughput does not scale as anticipated, the effectiveness of these systems may be limited.

Security breaches of confidential information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information in various information technology systems that we maintain and in those maintained by third parties with whom we contract. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding, and our systems may not be able to satisfy these changing requirements or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in operations, operational inefficiencies, and a loss of profits. Additionally, a significant theft, loss, or misappropriation of customers' or other proprietary data could result in fines, legal claims, or proceedings.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty, and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulatory environment that is subject to change. Federal, state, and local governments may enact new laws or regulations, or interpret or enforce existing laws and regulations in new ways, that could affect the Company's operations, increase its compliance costs, or otherwise adversely affect its business, financial condition, or results of operations. In particular, changes to securities laws, tax laws, employment laws, data privacy regulations, or industry-specific regulations could impose additional burdens on the Company. There can be no assurance that the Company will be able to comply with any future laws or regulations in a cost-effective manner, or at all, and any failure to do so could result in fines, penalties, or restrictions on the Company's ability to operate.

The Company may engage in related party transactions and is subject to conflicts of interest.

The Company may engage in transactions with its officers, directors, affiliates, or other related parties. Such transactions may not be negotiated at arm's length and may not be on terms as favorable to the Company as those that could be obtained from unaffiliated third parties. The existence of related party transactions creates inherent conflicts of interest that could result in decisions that are not in the best interests of Investors. Investors will have no ability to approve or reject any such transactions.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

Risks Related to the Offering

The Offering relies on a crowdfunding intermediary, and any failure or disruption of the intermediary's platform could adversely affect the Offering.

This Offering is being conducted through a crowdfunding intermediary as required by Regulation CF. The Company is dependent on the intermediary's platform to facilitate the Offering, process investment commitments, and communicate with Investors. If the intermediary experiences technical failures, regulatory issues, financial difficulties, or ceases operations, the Offering could be delayed, disrupted, or terminated. The Company has no control over the intermediary's operations, and any adverse event affecting the intermediary could have a material adverse effect on the Company's ability to complete the Offering and raise capital.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights.

If the sum of investment commitments does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold.

The Company has set a Target Offering Amount for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled, and all committed funds will be returned to the respective Investors.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early. If the Target Offering Amount is met after twenty-one (21) calendar days but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering, and the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Investors' cancellation rights are limited under Regulation CF.

Under Regulation CF, Investors may cancel their investment commitments for any reason until 48 hours prior to the Offering Deadline. After that 48-hour window closes, Investors will no longer be able to cancel their commitments, and their funds will be released to the Company upon closing. If a material change to the Offering occurs after the 48-hour cancellation window has closed, Investors may not have the ability to withdraw their commitments, and their recourse may be limited.

Risks Related to the Securities

The Securities are SAFEs and do not confer immediate equity ownership.

The SAFE is a convertible instrument that does not provide equity ownership or voting rights unless and until it converts into equity securities in a future qualifying financing or liquidity event. There can be no assurance that a qualifying financing will occur, or that the conversion terms will be favorable.

The Securities are not direct investment into the Company, but rather into the Crowdfunding Vehicle.

The Securities are membership units of the Crowdfunding Vehicle and not direct securities issued by the Company. While the Crowdfunding Vehicle has been structured to provide the same economic and governance rights as if you were to directly purchase the Company Securities, it may not always be possible to exactly replicate those rights given the nature of the entity structure. Additionally, you will be relying on the Company and the Administrator to ensure that the Crowdfunding Vehicle complies with applicable law.

The offering price was arbitrarily determined and may not reflect actual value.

The price of the Securities was determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's assets, book value, net worth, revenues, earnings, or any other established criteria of value. The Offering Price should not be considered an indication of the actual value of the Securities. There is no guarantee that the Securities can be resold at the Offering Price or at any price.

No independent valuation of the Company has been conducted.

The Company has not obtained an independent third-party valuation in connection with this Offering. The valuation of the Company used for purposes of this Offering was determined by the Company's management and may not accurately reflect the Company's current or future fair market value. Investors should not rely on the implied valuation of the Company as an indicator of the future value of the Securities. An independent valuation might have resulted in a materially different valuation of the Company and the Securities.

The Securities are subject to transfer restrictions and are generally illiquid.

The Securities have not been registered under the Securities Act of 1933, as amended, or any state securities laws and are subject to significant transfer restrictions under Regulation CF. Securities purchased in a Regulation CF offering generally may not be resold for a period of one year from the date of purchase, except in limited circumstances, including transfers to the Company, to an accredited investor, to a family member, or in connection with death, divorce, or similar circumstances. Even after the one-year holding period has elapsed, there is no public market for the Securities, and it is unlikely that one will develop. Investors should expect to hold their Securities for an indefinite period and should be prepared for the possibility that they may never be able to sell or otherwise liquidate their investment.

Investors will hold membership interests in the Crowdfunding Vehicle, not direct equity in the Company.

Investors in this Offering will own membership interests in the Crowdfunding Vehicle, not direct equity interests in the Company. The Crowdfunding Vehicle will be the legal owner of the Securities. This structure creates an additional layer between Investors and the Company, and Investors' rights will be governed by the Crowdfunding Vehicle's operating agreement rather than by direct equity holder rights. The Crowdfunding Vehicle is managed by the Administrator. Investors will be dependent on the Crowdfunding Vehicle to enforce their rights with respect to the underlying Securities. If the Crowdfunding Vehicle fails to properly administer its affairs, or if disputes arise regarding the Crowdfunding Vehicle's governance, Investors' interests could be adversely affected. Additionally, Investors will receive IRS Form K-1 for tax reporting purposes, which may result in more complex tax filing requirements than direct equity ownership.

Investors will have no voting rights or meaningful control over the Company.

Investors will have no right to vote on any corporate matters, including the election of directors, issuance of additional securities, mergers, acquisitions, or other fundamental corporate transactions. Other classes of equity of the Company may have a right to appoint a director to the Board. As a result, Investors will have no ability to influence the direction or management of the Company, even in circumstances where the Company's actions may adversely affect the value of the Securities. Investors will also not be entitled to any inspection or information rights other than those required by law. Regulation CF requires only the provision of an annual report on Form C-AR, and there are numerous methods by which the Company can terminate its annual report obligations, resulting in no ongoing information rights owed to Investors. This lack of information could put Investors at a disadvantage relative to other security holders who may have rights to periodic financial statements and updates from the Company.

The Securities may be subject to significant dilution.

The Company may issue additional equity securities in the future to employees, service providers, and in connection with future financings. Any such issuances may dilute the ownership percentage that Investors hold, indirectly, in the Company. The Securities do not have anti-dilution rights, meaning that Investors will bear the full effect of any future dilution without adjustment or compensation. The amount and timing of future dilution is uncertain and could be substantial.

The Securities have no protective provisions.

The Securities do not contain protective provisions for Investors. As such, Investors will not be afforded protection in the event of a transaction that may adversely affect them, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event or change of control of the Company, the Securities being offered do not provide Investors with any protection.

An investment in the Securities could result in a loss of your entire investment.

An investment in the Securities offered in this Offering involves a high degree of risk, and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

An investment in the Securities may have adverse tax consequences for Investors.

Because Investors will hold membership interests in the Crowdfunding Vehicle, which is expected to be treated as a partnership for U.S. federal income tax purposes, Investors may be allocated a share of the Crowdfunding Vehicle's income, gain, loss, deduction, and credit items regardless of whether any cash distributions are made. Investors may therefore owe taxes on income attributable to their investment even if they receive no cash distributions in a given year. The tax consequences of an investment in the Securities are complex and depend on each Investor's particular tax situation. Investors are strongly encouraged to consult with their own tax advisors regarding the federal, state, local, and foreign tax consequences of an investment in the Securities.

EXHIBITS

Exhibit A: Definitions

Exhibit B: Additional Risk Factors

Exhibit C: Other Material Information

Exhibit D: Summary of the Financial Condition of the Company

Exhibit E: Certificate of Incorporation

Exhibit F: Bylaws

Exhibit G: Crowdfunding Vehicle Limited Liability Company Agreement

Exhibit H: Crowdfunding Vehicle Subscription Agreement

Exhibit I: Primary Issuer SAFE

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Xrossworld AI
_____
Issuer

By: /s/ Julio Cerne Chavez
_____
Signature

Name: Julio Cerne Chavez
_____

Title: Founder & CEO
_____

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Julio Cerne Chavez
_____
Signature

Name: Julio Cerne Chavez
_____

Title: Founder & CEO
_____

Date: June 10, 2026

EXHIBIT A

Definitions

"Administrator" means Fundify Services LLC.

"Capital Stock" means the capital stock of the Company.

"Company" means Leben & Cerne Corporation, a Delaware corporation, doing business as Xrossworld AI.

"Company Securities" or "SAFE" means the SAFEs (Simple Agreements for Future Equity) issued by the Company.

"Escrow Facilitator" means North Capital Private Securities Corporation

"Intermediary" means Fundify Portal LLC, an SEC-registered funding portal and funding portal member of FINRA.

"Formation Date" means January 29, 2018, the date of formation or incorporation of the Company.

"Maximum Individual Purchase Amount" means $20,000

"Maximum Offering Amount" means one million two hundred thirty-five thousand dollars ($1,235,000).

"Minimum Individual Purchase" means $1.

"Offering Deadline" means June 10, 2027.

"Pre-Money Valuation Cap" means twelve million dollars ($12,000,000).

"Securities" means the SAFEs (Simple Agreements for Future Equity) issued by the Company to Investors in this Offering, and the membership interests of the Crowdfunding Vehicle representing the Investor's indirect interests in such SAFEs.

"State of Formation" is Delaware.

"Target Offering Amount" means one hundred thousand dollars ($100,000).

EXHIBIT B

Additional Risk Factors

The following risk factors supplement, and should be read in conjunction with, the general risk factors set forth in the Form C. Investing in the Company's Securities involves a high degree of risk. Prospective investors should carefully consider each of the following risks, together with the general risks disclosed in the Form C and all other information contained therein, before deciding whether to invest in the Company's Securities. Any of the risks described below, individually or in combination with other factors, could materially and adversely affect the Company's business, financial condition, results of operations, and prospects. In such event, the value of the Company's securities could decline, and an investor could lose all or a substantial portion of the amount invested. The risks described herein are not the only risks facing the Company; additional risks and uncertainties not currently known or that are currently deemed immaterial may also materially and adversely affect the Company's business, financial condition, results of operations, and prospects.

Changes in laws and regulations could adversely affect the Company's business.

The Company operates in a regulated environment that includes securities laws, payment processing regulations, advertising disclosure requirements, data privacy laws, and tax compliance obligations. Changes in federal, state, or international regulations may increase compliance costs or restrict certain aspects of the Company's operations. The Company's business involves holding and distributing payments to creators and agencies, which may subject it to evolving regulatory interpretations related to fintech and escrow-like activities.

The Company's business is dependent on the continuity of key commercial contracts.

A significant portion of the Company's anticipated near-term revenue is derived from a limited number of enterprise agreements. The failure of any key commercial relationship to convert into active transaction volume, or the termination of existing agreements, could have a material adverse effect on the Company's financial condition and prospects.

The Company's technology may not perform as expected at scale.

The Company's platform relies on proprietary algorithms, AI models, and third-party APIs. These technologies are at various stages of development and have not been proven at full commercial scale. Technology failures, inaccurate AI outputs, software bugs, or cybersecurity incidents could disrupt operations, damage the Company's reputation, and expose it to financial liability.

EXHIBIT C

Other Material Information

The Company is not aware of any material information other than that disclosed in this Offering Statement or its exhibits

Summary of the Financial Condition of the Company

Cash and Cash Equivalents

The Company currently has approximately six months of operating runway based on current burn rate. Proceeds from this Offering are intended to extend runway and support strategic scaling initiatives.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. If we are unsuccessful with this Offering and ongoing revenue generation efforts, we may not be able to continue to operate. We plan to use the proceeds as set forth under the section titled "Use of Proceeds".

Valuation

The SAFE has a Pre-Money Valuation Cap of $12,000,000. The Intermediary has ascribed no pre-Offering valuation to the Company. The Securities are priced by reference to the valuation cap and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

EXHIBIT E

Certificate of Incorporation (Delaware)

EXHIBIT F

Bylaws of Leben & Cerne Corporation

EXHIBIT G

Crowdfunding Vehicle Limited Liability Company Agreement

EXHIBIT H

Crowdfunding Vehicle Subscription Agreement

EXHIBIT I

Primary Issuer Subscription Agreement (SAFE)